

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2022

Chaya Hendrick
Chief Executive Officer
SmartMetric, Inc.
3960 Howard Hughes Parkway, Suite 500
Las Vegas, NV 89109

> **Re: SmartMetric, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2021**
> **File No. 000-54853**

Dear Ms. Hendrick:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing